EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

January 25, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Announces Successful Results
2011 Exploration Program
Rozan Property, B.C.

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce the successful completion of the 2011 field exploration program (“2011 Program”) for its Rozan Property, British Columbia.  The Rozan Property is a poly-metallic property located in the Nelson Mining District approximately 10 kilometres southwest of Nelson.  William Rozan staked the area in 1928 and operated a small scale high grade gold mining operation on the property until the early 1970’s.  The Rozan Property consists of 32 mineral claims covering an area of 1,950 hectares.

The Rozan Property is directly south of Valterra Resource Corporation’s Star and Toughnut Properties.  It is also adjacent to and west of Altair Ventures/Sultan Minerals Kena Property. According to public disclosure by Sultan Minerals, the Kena Property has a reported NI 43-101 compliant gold resource (2004) of 541,000 measured and indicated ounces of gold (24.9 million tonnes at 0.68 gram per tonne gold) and an inferred resource of 557,000 ounces of gold (25.8 million tonnes at 0.67 gram per tonne gold) (see sedar.com).  Note that the presence of the resource on the Kena Property does not imply a similar resource will be delineated on the Rozan Property.  However, geological mapping of the Rozan, Star, Toughnut, and Kena properties does show similar geologic structures that overlap on the properties.

The Property is underlain by a sequence of meta-sedimentary and meta-volcanic rocks of the Early Jurassic Archibald and Elise formations, respectively. The units are part of the Rossland Group and are highly prospective for hosting economic mineralization (gold, molybdenum, tungsten, copper, and silver), especially where the rocks are intruded by later Mid-Late Jurassic granite-granodiorite bodies correlative with the Nelson Intrusions. The claims straddle a NW-SE trending package of sheared rocks proximal to the Silver King Shear Zone and cored within the Hall Creek Syncline.  Emgold is currently focused on exploring for high-grade gold veins and bulk mineable disseminated gold zones.

Current Status of the Rozan Property

In January of 2010, Valterra Resource Corporation optioned the Rozan property from Emgold. Valterra conducted topographical and geophysical compilation studies, and re-logged, re-sampled and catalogued some of the historic drill core. (Source: Prospecting and Airborne Geophysical Interpretation, Assessment Report 32128, Valterra Resource Corporation, Brian McGrath, March 2011, Report accessible at the B.C. Ministry of Mines ARIS website).

During 2011, Valterra conducted a program of geological mapping (approximately two square kilometres), collecting and analyzing four rock samples and 119 soil samples) during the period September 19 to 24, 2011 (Source:  Geological Mapping and Soil Sampling Report, Assessment Report 32592, Valterra Resources Corporation, C. Payne, December 2011, Report being posted pending review, at the B.C. Ministry of Mines ARIS website).

After failing to meet its work commitments on the Rozan Property, Valterra announced on January 5, 2012 that it had elected to terminate the Rozan Property agreement with Emgold to focus on its other projects located in the Salmo-Nelson corridor.  Anticipating this, Emgold raised CDN$767,750 in flow through funds in late 2011, as disclosed by previous news releases, and  is planning an exploration program and budget for Rozan for 2012, using part of the funds identified above.

2011 Exploration Program at Rozan by Valterra

All previous soil sampling campaigns on the property were digitally compiled into a single database (1,637 samples) and tied to corrected UTM, NAD83 coordinates based on available grid stations identified/found from the old grid. The historic soil geochemical data was scanned and optically recognized using analytical certificates from assessment and company reports.

Geological mapping indicated that the Jurassic aged Nelson Intrusions consisting of granodiorite and porphyritic diorite extend further north than previously thought, expanding the potential for further precious and base mineralization within and adjacent to the intrusives and Elise Formation mafic to intermediate tuffaceous rocks. The mapping also discovered that the Mount Verde fault consists of an approximately 200 metre wide breccia zone with local zones of extensive shearing.  Coincident with the Mount Verde fault is spotty but strongly anomalous gold and molybdenum in soils.

Soil sampling was completed to infill a gap in the historic soil sampling coverage and to expand the soil survey to the north.  Results of the 2011 soil sampling compiled with previous soil surveys has defined an area 1.8 by 1.6 kilometres in size with several gold anomalies based on a 55 part per billion gold grade contour.  The gold in soil anomaly appears to have two preferential orientations being NW-SE and NE-SW.  The northwest orientation is related to the contact between Elise Formation tuffaceous rocks to the west and granodiorite to the east.  Gold values in soils ranged from 0.300 to 2,625 parts per billion.  Mapping was completed for gold, arsenic, molybdenum, iron, tungsten, and manganese.   Assaying was done by Acme Labs of Vancouver, an independent laboratory, following standard laboratory procedures, with standard quality control measures.

A total of 10 gold anomalies were identified by Valterra.  A NW-SE trending gold soil anomaly (Target A) extends for some 1.8 kilometres and is up to 200 metres wide (true width is unknown).  Along the surface trace of the Mount Verde fault there is a strong anomaly (Target B) identified by gold, tungsten, arsenic, and manganese in the soils.  The remaining gold soil anomalies are generally NE-SW orientated and are considered related to high grade or sheeted quartz vein gold mineralization (most of which remain unexplained) on the property.

Of the NE ‘trends’, three Trends C, D and G appear to be the most significant.  Trends C and D are two sub-parallel NE trending gold in soil anomalies located within granodiorite and may suggest that the sheeted quartz vein system located at the NE end of the soil anomalies extends some 500 metres further to the SW.  Trend G appears to originate at the historic Rozan workings and extends some 450 metres to the SW.

Valterra recommended that additional geological mapping be completed initially on five soil anomalies (A-D and G).  They also recommended geological sampling and mapping be extended to the entire property.  Targets would be followed up with a core drilling program to explore the extent of mineralization to depth.  An Assessment Report, dated December 15, 2011 was filed with the B.C. Ministry of Mines and Energy.  The report was completed by Craig W. Payne, P.Geo., an independent consultant to Valterra Minerals and a Qualified Person under National Instrument 43-101.

Historic Exploration Work by Emgold at Rozan

Emgold acquired the Rozan Property in 2000.  Exploration by Emgold to date has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs.  Emgold drilled two diamond drill holes totaling 304 metres in 2000.  Significant drill results include 1.45 gram per tonne of gold over 4.08 metres in hole RZ00-01 and 60.73 grams per tonne gold of gold over 0.25 metres in hole RZ00-02.  A third hole, drilled in 2007, 07RZ-01, failed to intercept the vein (see Emgold press released dated Dec. 4, 2000 and June 11, 2008).

In 2003, Fugro Airborne Surveys Corp. flew 161 line kilometres along NE-SW oriented flight lines utilizing a DIGHEM V EM-MAG geophysical system covering the majority of the Rozan Property. The survey identified 167 anomalies, with 88 being attributed to discrete bedrock sources often indicative of conductive sulphides and several discrete weak conductors were located.  In late 2004, Emgold completed a follow-up soil sampling program over the airborne anomalies.  A total of 333 soil samples and nine rock samples were collected. Several correlations were discovered between areas of anomalous magnetic and electromagnetic features, areas of mineralized veining and alteration mapped during prospecting and gold-in-soil geochemical anomalies.

Development of the 2012 Exploration Program for Rozan

Emgold is currently reviewing the information from the 2011 Program as well as historic information on the Rozan Property and plans to develop an exploration plan and budget for Rozan, utilizing part of the flow through funds identified above, and complete further exploration in 2012.

David Watkinson, President and CEO of Emgold stated, “Emgold is excited to get the Rozan Property back and plans to pursue exploration of the gold targets identified by Valterra in its 2011 work.  We believe there is excellent potential for discovery”.

Information in this news release that is of a scientific or technical nature was prepared by or reviewed (including Valterra information) by Perry Grunenberg, P.Geo, an independent consultant to the Company.   He is a Qualified Person as defined in National Instrument 43-101.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Rozan Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.